FUNDINGHOPE

The Burlington HC Research Group, Inc.

OFFERING STATEMENT

Regulation Crowdfunding Offering – Updated November 17, 2025

The Burlington HC Research Group, Inc.
Regulation Crowdfunding (Reg CF)
Offering Statement

Issuer Information

Name: The Burlington HC Research Group, Inc.

Entity Type: S-Corporation
Jurisdiction of Incorporation: Delaware
Business Address: 10 Marion Way, Jericho, VT 05465
Website: https://www.bhcrg.com/
CIK Code: 0002090216

Name of Intermediary: FundingHope, LLC

• CIK Number: 0001940213

• SEC File Number: 007-00380

• CRD Number: 324064

Intermediary Compensation: 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform.

The company has paid $1,495 to the intermediary for the required Issuer Commitment Fee. This fee was paid by the issuer and not from offering proceeds.

FundingHope has no direct or indirect interest in the issuer.

Investor Transaction Fee (FundingHope):

Investors will be charged a platform transaction fee equal to 2% of their investment. This fee is non-refundable once the transaction completes and funds are released from escrow.

Escrow Facilitator

Investor funds are held by North Capital Private Securities Corporation, serving solely as the qualified third-party escrow facilitator.

Type of Offering: Convertible Note

Target and Maximum Offering Amounts: $50,000 - $124,000

Deadline to Reach Target Offering Amounts: October 31, 2026

The Burlington HC Research Group, Inc. certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors & Officers

Directors

Name: Dale M. Walker

Dates of Board Service: July 2012 – present

Principal Occupation: CEO

Responsibilities: all aspects of operating the company, including planning and performing experiments, writing grant applications, writing papers, and fund seeking activities

Employer: The Burlington HC Research Group, Inc.

Nature of Business: Development of BRG Therapeutics

Dates of Service: July 2012 – present

Employer's Principal Address: 10 Marion Way, Jericho, VT 05465

Business Experience: All employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Officers

Name: Dale M. Walker

Dates of Service: July 2012 – Present

Title: Chief Executive Officer

Responsibilities: Setting the overall strategic direction and vision, overseeing financial health, and building and leading the executive team.

Prior Positions with the Company: The only position Dale M. Walker has held with the company is Chief Executive Officer.

Other Business Experience: None

Name: Vernon E. Walker

Dates of Service: July 2012 – Present

Title: Chief Science Officer

Responsibilities: Helping with business management, ordering supplies, planning and performing experiments, writing papers and grant applications.

Prior Positions with the Company: The only position Vernon E. Walker has held with the company is Chief Science Officer.

Other Business Experience:

> Employer: The University of Vermont and State Agricultural College
>
> Dates of Service: 2009 – Present
>
> Employer's Principal Business: undergraduate, graduate, and medical student education
>
> Title: Associate Professor

Principal Security Holders

Name of Holder	Number and Class of Securities Now Held	% of Voting Power Prior to Reg CF Offering
Dale M. Walker	500,000	100%

Business and Anticipated Business Plan

The Burlington HC Research Group Inc. is a drug development company working to advance a new family of drugs (BRG therapeutics). Based upon *in vitro* (tissue culture) testing results, two members of this drug family have anticancer activity and BRG active ingredient #1 (delivered via all BRG drugs) has antiviral activity. The Burlington HC Research Group Inc. has completed *in vitro* testing of two BRG drugs for their anticancer effects against 14 human cancer cell lines representative of seven different tissues of origin (*source: Walker, 2023 doi: 10.3389/fonc.2023.1212604*).

Our work is focused on demonstrating safety and efficacy in a mouse model of human cancer, with the goal of completing studies necessary to complete an application for Investigational New Drug (IND) status. Initial work will focus on investigation of drug effects against rare cancer types, such as ovarian cancer, and/or castration-resistant prostate cancer. As time and resources permit, investigation of the antiviral effects of a selected BRG drug will be conducted, with a focus on the effects of this drug against influenza virus strains.

Industry and Market Opportunity

The global anticancer drug market is projected to grow from an estimated value of $190.1 billion in 2023 to an estimated value of $564.5 billion by 2033 (*source: Global Oncology, 2024*). The demand for anticancer drugs that work in cancer types where current treatments have limited effects and/or become ineffectual (e.g., they become drug resistant) remains high, with approximately 600,000 deaths per year due to cancer (*source: Siegel, 2024*).

The global antiviral drug market is projected to grow from an estimated value of $60.6 billion in 2024 to an estimated value of $85.4 billion by 2034 (*source: Antiviral Drugs, 2025*). The demand for antiviral drugs is driven by the threat of viral evolution to new strains/subtypes that are resistant to current treatments (e.g., they are drug resistant).

Target customers include pharmaceutical companies with an interest in advancing and marketing anticancer and/or antiviral drugs. For anticancer applications target customers include patients newly diagnosed with cancer, patients whose cancer has returned, and/or those who have a cancer becomes drug resistant. For antiviral applications, target customers include those diagnosed with a viral infection, those suspected of suffering from a viral infection where the virus has not been identified, and those at risk of contracting a virus infection through exposure to patients and/or animals with a known or postulated viral infection.

Competitive Advantage:

BRG therapeutics have anticancer efficacy against cancers that respond poorly or not at all to currently available treatments, cancers that have recurred after an initial treatment period, and cancers that no longer respond to available treatments (drug-resistant cancers).

BRG active ingredient #1 has antiviral efficacy against viruses for which there are no FDA-approved treatments and have a broad range of activity that is rarely seen for other antiviral agents.

Business model and revenue strategy

The Burlington HC Research Group Inc. operates as a biotechnology research and development company built around a drug discovery platform that generates multiple therapeutic candidates (the BRG drug family). Each BRG drug combines two FDA-approved active pharmaceutical ingredients that when combined form new chemical constructs (NCCs).

The Burlington HC Research Group Inc. does not have current revenue streams. It can monetize its assets through three revenue streams:

- Out-license BRG drug candidates (after pre-clinical proof-of-concept to pharmaceutical partners for upfront + milestones + royalties)

- Grants and non-dilutive funding from sources like NIH, DOD, BARDA, or foundational funding to support further drug development

- Raising capital from seed investors

2024 – 2025 revenue breakdown:

No revenue to date.

Future growth and expansion plan

We plan to grow BRG therapeutics technology by obtaining proof-of-concept data for in vivo anticancer effects:

- Completing testing in an animal model (a mouse model),

- Obtaining IND status approval

- Initiating clinical trials

- Expanding testing to other cancer types known to have high recurrence rates and propensity to become drug resistant

We plan to grow BRG therapeutics technology by obtaining proof-of-concept data for antiviral effects:

- Completing studies in tissue culture

- Completing testing in animals to demonstrate proof-of-concept for antiviral effects

- Expanding testing to other virus types/strains/subtypes

How Investment Funds Will Support Growth

Funding from this Ref CF raise will be used to support our next stage of growth, including:

Expense	If initial target ($50,000)	If maximum Impact Target ($124,000)
Safety & anticancer testing	$30,000	$62,000
IP prosecution and annuities	$15,000	$25,000
Marketing	--	$12,000
Business/operational expenses	$5,000	$25,000

Risk Factors

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

1. Early-stage company with limited operating experience: The Burlington HC Research Group Inc. is an early-stage drug development company with limited historical financial data and may face challenges in executing our business. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. Drug development-related issues: <u>Safety</u> – BRG therapeutics are new chemical constructs whose safety requires testing in animal models and in people. It is

possible that the safety of one or more BRG drugs (therapeutics) will not be sufficiently high (e.g., it will be too toxic at doses needed to achieve therapeutic effects), and it will not be approved for use in people or animals. <u>Efficacy</u> – BRG drugs have not been tested in animals or people for their ability to treat cancer (of varying types) or for their ability to treat people or animals infected with a virus. It is possible that the efficacy of one or more BRG drugs will be too low, and it will not be approved for use in people or animals.

3. Costs: drug development costs can be very high, in the 100s of millions to billions of USDs. Cost overruns could jeopardize the ability to continue to develop BRG therapeutics, resulting in these drugs not advancing to a point where regulatory approval can be achieved.

4. Unpredictable timeline and uncertain exit strategy: It is possible that drug development will require more time than is currently anticipated. It also is possible that the proposed exit strategy will not be effective, and that different exit strategies will need to be considered. The long development timeline could result in delays in receiving benefits from funds invested.

5. Uncertainty in the regulatory approval process: the process of obtaining FDA approval in the United States and EMA approval in Europe is not guaranteed and can take a long time to complete or it may not be successful.

6. Expiration of patent protection: if the drug development process takes longer than anticipated, it is possible that patent protection for one or more patents could expire, meaning that the drugs would no longer have patent protection and returns on any investment would be significantly lower.

7. Changing market conditions: it is possible that market conditions could change in ways that affect drug synthesis, marketing, and/or delivery. Such adverse conditions could affect BRG drug value and/or revenue.

8. Competitor drugs: it is possible that newly discovered or developed drugs could have safety and/or efficacy that is superior to that of BRG drugs, and that advancement of such drugs could reduce the value of BRG therapeutics.

9. Team-related issues: if one or both co-founders of The Burlington HC Research Group Inc. becomes unable to continue their drug development work, a significant delay in this process could occur, resulting in a potential that investment returns could be reduced.

10. Business-related challenges: these challenges include operational challenges and potential for licensing agreement-related issues. If business-related issues or delays in achieving a licensing agreement occur, these could affect returns on investment.

THE OFFERING

The purpose of this offering is to complete pharmacokinetic, pharmacodynamic, safety, and efficacy studies needed to complete and obtain Investigational New Drug status for one BRG drug.

Use of Proceeds

	If target offering amount sold	If maximum amount sold
Total proceeds	$50,000	$124,000
Less: Offering expenses (4% + fees)	$2,500	$6,200
Net Proceeds	$47,500	$117,800
Use of Net Proceeds		
Research & Development 50%	$23,750	$58,900
Sponsor & Partner Development 20%	$9,500	$23,560
IP Protection 15%	$7,125	$17,670
Operating Expenses 15%	$7,125	$17,670

Allocations above are good-faith estimates and may vary by up to ten (10) percentage points based on operational needs and offering proceeds actually received.

Testing-the-Waters

The Company did not conduct any testing-the-waters or solicitation of interest prior to filing this Form C.

Delivery of Securities

Securities will be issued in book-entry form (no paper certificates) and recorded in the Company's records (or by a transfer agent) after closing and satisfaction of escrow release conditions.

Investor Cancellations

Investors may cancel for any reason until 48 hours before the offering deadline. If the target is met early and we move to close, a five-business-day notice period applies. Material changes require reconfirmation or funds are returned.

Rolling Closes

The Company may conduct one or more rolling closes of the Offering, which allows the Company to accept investor funds on an ongoing basis as subscription agreements are completed and funds are received in escrow. Following each rolling close, and after satisfaction of the minimum target amount and applicable escrow release conditions, accepted funds will be disbursed to the Company. Investors whose funds are disbursed will be issued their securities and will not be entitled to withdraw their investment. The Company may continue to accept additional investments until the earlier of (i) reaching the maximum offering amount, or (ii) the offering deadline.

Return of Funds

If the Initial Target is not met by the deadline, investor funds are returned.

OWNERSHIP & CAPITAL STRUCTURE

Offering Terms

- Security Offered: *Convertible Note with 7% annual interest, 20% discount, and pre-money valuation of $7,500,000.*

- Initial Target / Maximum: *$50,000 | $124,000.*

- Oversubscriptions: Y*es: allocated pro-rata up to the Maximum.*

- Deadline: *Offering will close on October 31, 2026*

Minimum Investment: *$100.*

The terms of the securities may be modified based on the conversion conditions outlined

in the convertible note. If The Burlington HC Research Group Inc. issues a priced round of equity financing prior to the conversion date, the convertible note will convert into preferred stock at a discount, which could result in changes to the number of shares received by investors. The board of directors reserves the right to modify the conversion terms upon unanimous board approval.

Investor Rights and Restrictions

The terms of the securities may be modified based on the conversion conditions outlined in the convertible note. If The Burlington HC Research Group Inc. issues a priced round of equity financing, the convertible notes will convert into preferred stock at a discount, which could result in changes to the number of shares received by investors. The board of directors reserves the right to modify the conversion terms upon unanimous board approval. The securities do not include voting rights.

Transfer Restrictions

Securities purchased in this offering are restricted and may not be resold for one (1) year from the date of purchase, except as permitted by Regulation Crowdfunding and applicable law (including transfers to the issuer, to accredited investors, to family members in connection with death or divorce, or as otherwise allowed).

Description of Outstanding Securities

As of the date of this offering, The Burlington HC Research Group Inc. has issued 500,000 shares of common stock. The common stock carries one vote per share and no special liquidation preferences. No preferred stock, convertible securities, or debt securities are currently outstanding.

There are not any differences that are not reflected above between the securities being offered and each other class of security of the issuer.

Future fundraising rounds could dilute investor shares.

There are no principal shareholders other than Dale M. Walker.

The convertible notes are being offered with a 7% interest, 20% discount, valuation cap of $7.5 million and a maturity date of November 1, 2031 to convert the next equity financing. The valuation cap was determined based on comparable early-stage companies in the oncology and antiviral therapeutics industries.

Risks Associated with Potential Corporate Actions

Purchasers of these securities may be subject to the following risks associated with corporate actions:

1. Additional Issuances of Securities: Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.
2. Issuer Repurchases of Securities: The Burlington HC Research Group Inc. retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.
3. Sale of the Issuer or Assets: If The Burlington HC Research Group Inc. is acquired, investors may receive proceeds that are less than their initial investment depending on the terms of the transaction.

4. Transactions with Related Parties: Currently, The Burlington HC Research Group Inc. does not have existing financial arrangements with directors and officers, but does have indebtedness to current directors and officers.

Material Indebtedness of the Issuer

Creditor	Amount Outstanding	Interest Rate %	Maturity Date
Dale M. & Vernon E Walker	$300,000.00	0%	Open

The indebtedness is due to the co-founders and was used to pay patent fees (annuities) and to prosecute and protect the patents.

The issuer has no additional debts.

Other Exempt Offerings

The issuer has not conducted any other exempt offerings in the past three years.

Related Party Transactions

Neither the issuer nor any entities controlled by, or under common control with, the issuer have been a party to any transaction since the beginning of the issuer's last fiscal year, nor are there any currently proposed transactions, in which the amount involved exceeds five percent of the aggregate capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period (including the amount sought in this offering) and in which any director, officer, 20% beneficial owner, promoter, or their immediate family member had or is expected to have a direct or indirect material interest.

The issuer confirms that no related-party transactions meeting the above criteria have occurred or are contemplated. All business relationships and financial arrangements with officers, directors, or significant owners are conducted on an arm's-length basis and do not constitute material related-party transactions under Regulation Crowdfunding disclosure requirements.

Financial Condition of the Issuer

The Burlington HC Research Group Inc. has been operating as a company since 2012.

The Burlington HC Research Group, Inc. was founded and financed through gifts from the Beverly Ewell trust, the Edna S. Walker trust, and the Morris Walker trust. It has received a gift, in the form of research services from the co-founders, Dale M. and Vernon Walker. In September 2025, The Burlington HC Research Group Inc. received $40,000 that was given to the company via a pass-through gift account at the University of Vermont. No other financial milestones have been met.   Business operations and liquidity depend upon receiving grants and/or investments in The Burlington HC Research Group Inc. Technology proceeds from the offering will benefit The Burlington HC Research Group Inc. by increasing its liquidity, allowing it to conduct additional research to advance BRG therapeutics technology. Receiving proceeds from this offering and/or from grants or other sources of funds will enhance the continued viability of the company.

Financial Information

Offering $50,000: total income for The Burlington HC Research Group Inc. in 2023 and 2024: $0.00

Taxable income for The Burlington HC Research Group Inc. in 2023 and 2024: $0.00

Total tax The Burlington HC Research Group Inc. in 2023 and 2024: $0.00

Ongoing Reporting

Following the closing of this offering, the Company will file annual reports on Form C-AR with the SEC and make such reports available on its website within 120 days after the end of each fiscal year, for so long as required under Regulation Crowdfunding.

Forward-Looking Statements

This Form C Offering Statement contains financial projections and other forward-looking statements. These projections are management's best estimates and involve risks and uncertainties. Actual results may differ materially. Investors should not place undue reliance on forward-looking statements.

Disqualification Statement (Regulation Crowdfunding Rule 503 Compliance)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner, or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities (calculated as described in SEC Question 6), any promoter connected with the issuer in any capacity at the time of this offering, any person who has been or will be paid (directly or indirectly) for the solicitation of purchasers in connection with this offering, or any general partner, director, officer, or managing member of any such solicitor:

None of these parties are subject to any disqualifying events described in Rule 503 of Regulation Crowdfunding, including but not limited to:

- Criminal convictions in connection with the purchase or sale of any security;

- Court orders restraining involvement in securities, investment, or financial activities;

- Final orders from state or federal financial regulatory authorities;

- Commission orders related to suspension, limitations, or penny stock bars;

- Cease-and-desist orders for scienter-based anti-fraud violations or violations of Section 5 of the Securities Act;

- Suspensions or expulsions from self-regulatory organizations;

- Stop orders or investigation proceedings related to registration statements or Regulation A filings; or

- Orders by the U.S. Postal Service regarding fraudulent conduct.

As such, no disqualifying events have occurred prior to May 16, 2016, or thereafter, that would render the issuer ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act.

Financial statements certified by the CEO are provided as part of this offering and have been submitted to the SEC as a separate exhibit.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Dale M. Walker, CEO
The Burlington HC Research Group, Inc.